As filed with the Securities and Exchange Commission on May 4, 2011
File No.___________

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
In the matter of:
HIRTLE CALLAGHAN & CO., LLC
HC CAPITAL TRUST
Amended and Restated Application for an Order of Exemption Pursuant to
Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) from Certain Provisions of
Section 15(a) of the 1940 Act and Rule 18f-2 Thereunder
Filed on May 4, 2011
This Application (including exhibits) consists of 14 pages.
Please direct all communications regarding this Application to:
Rhonda Fell
General Counsel & Chief Compliance Officer
Hirtle, Callaghan & Co., LLC
Five Tower Bridge
300 Barr Harbor Drive, Suite 500
West Conshohocken, PA 19428
Tel: (610) 828-7200
Fax: (610) 828-7425
With copies to:
Laura Anne Corsell, Esq.
Montgomery, McCracken, Walker & Rhoads, LLP
123 South Broad Street
Avenue of the Arts
Philadelphia, PA 19109
Tel: (215) 772-7598
Fax: (215) 772-7620

-i-

I. THE PROPOSAL
     HC Capital Trust (the “Trust”), a registered open-end management investment company that offers one or more series of shares (each a “Series”),1 and Hirtle Callaghan & Co., LLC2 (the “Adviser” and together with the Trust, the “Applicants”), the investment adviser to the Trust, hereby submit this amended and restated application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).
     Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”),3 including a majority of those who are not “interested persons” of the Trust or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”)4 to manage all or a portion of the assets of the Trust or a Series thereof (each a “Fund” and collectively, the “Funds”) pursuant to an investment sub-advisory agreement with the Sub-Adviser (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.
     Applicants request that the relief sought herein apply to the Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser or its successors; (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (together with any Fund that currently uses Sub-Advisers, each a “Subadvised Fund” and collectively, the “Subadvised Funds”). The only existing registered open-end investment company that currently intends to rely on the requested order is named as an Applicant. All Funds that are, or that currently intend to be, Subadvised Funds are identified in the Application. The term “Adviser” includes (i) the Adviser, and (ii) any entity controlling, controlled by or under common control with, the Adviser.
     Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Sub-Advisers believed by the Adviser and the

[1]	The current Series of the Trust appear at Exhibit C.

[2]	Hirtle Callaghan & Co., LLC serves as the investment adviser to the HC Capital Trust through its separate operating division, HC Capital Solutions.

[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different.

[4]	The requested relief set forth in this Application will not extend to any Sub-Adviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of a Subadvised Fund (as defined below) or the Adviser other than by reason of serving as Sub-Adviser to a Subadvised Fund (an “Affiliated Sub-Adviser”).

Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders. Under this multi-manager approach, the Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.
     For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Trust may be (i) precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board.
II. BACKGROUND
     A. THE TRUST
TheTrust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Board currently consists of six (6) members (“Trustees”) four of whom are Independent Trustees. The Chairperson of the Board is an “interested person” (as defined in the 1940 Act) by virtue of his position with the Adviser. To date, the Board has not found it necessary specifically to identify a “lead trustee” or elect, as the Board’s Chairman, an Independent Trustee. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Fund.
     Each Fund may offer shares with its own distinct investment objectives, policies and restrictions. Each of the Funds currently offers, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, a Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load, although none of the Funds do so at this time. In addition, a Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act, although none of the Funds do so at this time.
     B. THE ADVISER
     The Adviser, a Delaware limited liability company registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as investment adviser to the Trust pursuant to two separate investment advisory agreements currently in effect, one of which would apply with each Series (each an “Investment Advisory Agreement” and together the “Investment Advisory Agreements”). The Adviser’s business address is Five Tower Bridge, 300 Barr Harbor Drive, Suite 500, West Conshohocken, PA 19428.
     Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, (i) furnishes a continuous investment program for each Fund; (ii) has the authority to directly determine the investments to be purchased, held, sold or exchanged by each Fund and the portion, if any, of the assets of the Fund to be held uninvested; (iii) has the authority to make changes in the investments of each Fund; and (iv) manages, supervises, and conducts the other affairs and business of the Fund and matters incidental thereto. The Adviser also has the authority to place orders for the purchase and sale of portfolio securities with brokers or dealers selected by the Adviser. The Adviser periodically reviews each Fund’s investment policies and strategies and based on the need of a particular Fund may recommend changes to the investment policies and strategies of the Fund for consideration by its Board.
     Consistent with the terms of each Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of the Fund to one or more Sub-Advisers. The Adviser has overall responsibility for the management and investment of the assets of each Fund, and with respect to each Subadvised Fund, the Adviser’s responsibilities include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Sub-Advisers to manage the assets (or portion thereof) of the Subadvised Funds, monitors and reviews the Sub-Advisers and their performance and their compliance with that Fund’s investment policies and restrictions.
     For its services to each Fund, the Adviser receives an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees for the current Series of the Trust are calculated based on the “Average Daily Net Assets” of the particular Series, which means the average daily value of the total assets of the Series, less all accrued liabilities of the Series (other than the aggregate amount of any outstanding borrowings constituting financial leverage). The Sub-Adviser will receive investment advisory fees from the Subadvised Fund on the same basis (but not necessarily the same rate) as the Adviser’s investment advisory fees are calculated for the particular Subadvised Fund managed by that Sub-Adviser. The fee paid to the Sub-Adviser results from the negotiations between the Adviser and the particular Sub-Adviser and is approved by the Board, including a majority of the Independent Trustees.
     The terms of the Investment Advisory Agreements comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement was initially approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.

     C. THE SUB-ADVISERS
     The Trust has entered into Sub-Advisory Agreements as set forth in Exhbit C.5 The Adviser may also, in the future, enter into Sub-Advisory Agreements on behalf of other Funds. Each Sub-Adviser is, and any future Sub-Advisers will be, an investment adviser as defined in Section 2(a)(20) of the 1940 Act as well as registered with the Commission as an “investment adviser” under the Advisers Act. The Adviser selects Sub-Advisers based on the Adviser’s evaluation of the Sub-Adviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. Sub-Advisers recommended to the Board are, and the Sub-Advisers identified above were, selected and initially approved by the Board, including a majority of the Independent Trustees.
     The Adviser will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements, including the fees paid to the Sub-Adviser, with the Sub-Advisers and make recommendations to the Board as needed.
     The specific investment decisions for each Subadvised Fund will be made by that Sub-Adviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the Board. Each Sub-Adviser will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and will assist the Adviser to maintain the Subadvised Fund’s compliance with the relevant requirements of the 1940 Act. The Board will be provided with reports on the relevant Subadvised Fund’s performance on a regular basis. At this time, none of the Funds include the name of a sub-adviser in their name. If, in the future, the name of any Subadvised Fund contains the name of a Sub-Adviser, the name of the Adviser or the name of the entity controlling, controlled by, or under common control with the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by them, will precede the name of the Sub-Adviser.
     Each Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Fund, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of

[5]	The Trust has not entered into a Sub-Advisory Agreement with an affiliate of the Adviser. The requested relief will not extend to Affiliated Sub-Advisers.

the 1940 Act. The Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested herein.
     For its services to a Subadvised Fund, each Sub-Adviser will receive from the Subadvised Fund, a monthly fee, computed and accrued daily, on the same basis (but not necessarily the same rate) as the Adviser’s investment advisory fees are calculated for the particular Subadvised Fund managed by that Sub-Adviser.6 Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund. The Adviser is not responsible for paying sub-advisory fees to the Sub-Adviser under the relevant Investment Advisory Agreements.
III. EXEMPTION REQUESTED
     Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Subadvised Fund. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Subadvised Fund will not be sought or obtained.7
     If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Subadvised Fund to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the applicable Subadvised Fund on not more than sixty days’ written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

[6]	The investment advisory fees for the current Series of the Trust are calculated based on the “Average Daily Net Assets” of the particular Series, which means the average daily value of the total assets of the Series, less all accrued liabilities of the Series (other than the aggregate amount of any outstanding borrowings constituting financial leverage).

[7]	The requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.

IV. APPLICABLE LAW AND DISCUSSION
     A. SHAREHOLDER VOTE
          1. Applicable Law
     Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted ... to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”
     Section 2(a)(20) of the 1940 Act, in relevant part, defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement.
     Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Fund to approve a (i) Sub-Advisory Agreement whenever a new Sub-Adviser is proposed to be hired by the Adviser, subject to review and approval of its Board, to manage the assets of the Subadvised Fund or (ii) material amendment to a Sub-Advisory Agreement.
     Section 6(c) of the 1940 Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting the Applicants, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and any Subadvised Fund, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

          2. Discussion
     Applicants seek relief to permit the Subadvised Fund and/or the Adviser to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates or intends to operate each Subadvised Fund in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
               a. Necessary or Appropriate in the Public Interest
     In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Fund, the Adviser will not normally make the day-to-day investment decisions for the Subadvised Fund. Instead, the Adviser will establish an investment program for each Subadvised Fund and select, supervise, and evaluate the Sub-Advisers who make the day-to-day investment decisions for each Subadvised Fund. This is a service that the Adviser believes will add value to the investment of each Subadvised Fund’s shareholders because the Adviser will be able to select those Sub-Advisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund’s strategies and the market sectors in which it invests.
     From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Fund. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Subadvised Fund’s management or investment performance, and will expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Subadvised Fund’s investment objective. Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund’s shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Subadvised Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.
     In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by the Trust on behalf of one of its Series, shareholders of that Subadvised Fund would be required to approve the Sub-Advisory

Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Sub-Adviser. In all these instances the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Subadvised Fund and its shareholders.
     Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund’s shareholders and will allow the Subadvised Fund to operate more efficiently. The Trust is not required to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Fund will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Subadvised Fund and its shareholders. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Sub-Adviser that is unable to manage the Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Trust and the Subadvised Fund — the affected Subadvised Fund may be forced to operate without a Sub-Adviser or with less than optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Subadvised Fund.
               b. Consistent with the Protection of Investors
     Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders.
     In evaluating the services that a Sub-Adviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:

1.	the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;

2.	the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

3.	the financial condition and stability of the Sub-Adviser; and

4.	the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.
     In addition, the Adviser and the Board will consider the reasonableness of a Sub-Adviser’s compensation with respect to each Subadvised Fund for which the Sub-Adviser will provide portfolio management services. In particular, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:
1.	the proposed method of computing the fees and possible alternative fee arrangements;

2.	comparisons of the proposed fees to be paid by each applicable Subadvised Fund with (i) fees charged by the Sub-Adviser for managing comparable accounts, especially pooled funds and accounts having similar investment objectives; and (ii) fees charged by other organizations for managing other mutual funds with similar investment objectives and strategies; and

3.	data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.
     If the relief requested is granted, shareholders of a Subadvised Fund will receive adequate information about the Sub-Advisers. The prospectus and statement of additional information (“SAI”) for each Subadvised Fund will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Subadvised Fund. If a new Sub-Adviser is retained or a Sub-Advisory Agreement materially amended, the affected Subadvised Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the Securities Act of 1933, as amended. If a new Sub-Adviser is appointed, the affected Subadvised Fund will furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”) within ninety days of the date that the new Sub-Adviser is appointed. The Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Exchange Act. In the circumstances described in this

Application, a proxy solicitation to approve the appointment of a new Sub-Adviser would provide no more meaningful information to shareholders than the proposed Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.
               c. Consistent with the Policy and Provisions of the 1940 Act
     Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.8 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.9 The relief sought in this Application is fully consistent with this public policy.
     The Investment Advisory Agreement for each Subadvised Fund and Sub-Advisory Agreements with Affiliated Sub-Advisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Sub-Advisers for the Subadvised Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may exchange their shares for those of another Fund or may redeem their shares.

[8]	See Section 1(b)(6) of the 1940 Act.

[9]	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

     B. PRECEDENT
Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission on many occasions since 2002. Orders granting relief similar to the relief sought by this application since January 1, 2009, include: Highland Capital Management, L.P. (Investment Company Release Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010)(order); Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights”); Lincoln Investment Advisors Corporation, et al., Investment Company Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order) (“Lincoln”); Cash Account Trust and Deutsche Investment Management Americas, Inc, Investment Company Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order) (“Cash Account”); Strategic Funds, Inc., et al., Investment Company Release Nos. 29064 (November 30, 2009) (notice) and 29097 (December 23, 2009) (order) (“Strategic”); Members Mutual Funds, et al., Investment Company Release Nos. 29062 (November 23, 2009) (notice) and 29096 (December 22, 2009) (order); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order) (“Grail”); AdvisorOne Funds and CLS Investments, LLC, Investment Company Release Nos. 28894 (August 31, 2009) (notice) and 28932 (September 28, 2009) (order); GE Funds, et al., Investment Company Release Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order) (“GE Funds”); Embarcadero Funds, Inc., et al., Investment Company Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”).
V. CONDITIONS
     Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.	Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will have been approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.

2.	The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing a multi-manager structure as described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.	Within ninety days of the hiring of a new Sub-Adviser, shareholders of the relevant Subadvised Fund will be furnished all information about the new Sub-Adviser that would be included in a proxy statement. This information will include any change in disclosure caused by the addition of a new Sub-Adviser. To meet this obligation, each Subadvised Fund will provide its shareholders, within ninety days of the hiring of a new Sub-Adviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act.

4.	The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.	At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.	Whenever a Sub-Adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

8.	Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser, if any.

9.	The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and approval of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Sub-Advisers to manage all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Sub-Advisers, (iv) monitor and evaluate the Sub-Advisers’ performance, and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Subadvised Fund’s investment objective, policies and restrictions.

10.	No Trustee or officer of a Subadvised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

11.	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

12	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability, if any, of the hiring or termination of any Sub-Adviser during the applicable quarter.

13.	Subadvised Funds pay fees to a Sub-Adviser directly from Fund assets. Shareholders of a Fund will approve any change to a Sub-advisory Agreement if such change would result in an increase in the overall investment advisory fees payable by the Fund that have been approved by the shareholders of the Fund.
VI. PROCEDURAL MATTERS
     All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of the Trust are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.
     Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is Five Tower Bridge, 300 Barr Harbor Drive, Suite 500, West Conshohocken, PA 19428 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.
     Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
VII. CONCLUSION
     For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.
[Signature Page Follows]

HIRTLE CALLAGHAN & CO., LLC
By:	/s/ Robert J. Zion
	Name:	Robert J. Zion
	Title:	Chief Operating Officer

HC CAPITAL TRUST
By:	/s/ Robert J. Zion
	Name:	Robert J. Zion
	Title:	Vice President

EXHIBITS TO APPLICATION
The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibit A-1	Authorizations/Certificate of Hirtle Callaghan & Co., LLC

Exhibit A-2	Authorizations/Certificate of HC Capital Trust

Exhibit B-1	Verification of Hirtle Callaghan & Co., LLC

Exhibit B-2	Verification of HC Capital Trust

Exhibit C	Series of the Trust and Sub-Adviser(s) to Each Series

EXHIBIT A-1
SECRETARY’S CERTIFICATE
     The undersigned, Robert J. Zion, Secretary of Hirtle Callaghan & Co., LLC does hereby certify that the resolutions attached hereto were duly adopted by unanimous written consent of the Board of Directors of Hirtle Callaghan & Co. LLC.
     I further certify that the aforesaid resolutions have not been in any way modified or rescinded as of this date.

Date: January 14, 2011	/s/ Robert J. Zion
Name:
Secretary

WRITTEN CONSENT IN LIEU OF A MEETING
OF THE BOARD OF DIRECTORS OF HIRTLE CALLAGHAN HOLDINGS, INC.,
SOLE MEMBER OF HIRTLE CALLAGHAN & CO, LLC
Authorization to File Application for Exemptive Order
RESOLVED, that the appropriate officers of Hirtle Callaghan & Co., LLC are hereby authorized, with the assistance of counsel, to prepare, execute and file an application with the Securities and Exchange Commission (“SEC”) under 6(c) of the Investment Company Act of 1940 (the “Act”), and any amendments thereto, granting, to the extent requested, exemptions from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit Hirtle Callaghan & Co., LLC, as investment adviser to the various series of the HC Capital Trust (A) to select investment advisers (as defined in Section 2(a)(20) of the 1940 Act) approved by the Board of Trustees of the Trust to serve as portfolio managers for a series of the Trust under investment sub-advisory agreements (each a “Sub-Advisory Agreement”); (B) to materially modify an existing Sub-Advisory Agreement on behalf of a series of the Trust; or (C) to assign an existing Sub-Advisory Agreement as a result of a change in control, without the necessity of obtaining shareholder approval of the new or amended Sub-Advisory Agreements; and
RESOLVED FURTHER, that the officers of Hirtle Callaghan & Co., LLC, and each of them hereby is, authorized on behalf of Hirtle Callaghan & Co., LLC, to take any and all further actions as they may deem necessary, desirable or appropriate in order to carry out the intent and purposes of the foregoing resolutions.

EXHIBIT A-2
SECRETARY’S CERTIFICATE
     The undersigned, Kristin Schantz, Secretary of HC Capital Trust, does hereby certify that the resolutions attached hereto were duly adopted by the Board of Trustees of the Trust on June 8, 2010.
     I further certify that the aforesaid resolutions have not been in any way modified or rescinded as of this date.

Date: November 22, 2010	/s/ Kristin Schantz
	Name:	Kristin Schantz
Secretary

RESOLUTIONS OF THE TRUSTEES OF
HC CAPITAL TRUST
Authorization to File Application for Exemptive Order
RESOLVED, that the officers of the Trust be, and each of them hereby is, selected and authorized, in the name and on behalf of the Trust, to prepare, execute and cause to be filed with the U.S. Securities and Exchange Commission (“SEC”) such applications for orders of exemption from provisions of the federal securities laws, and rules and forms thereunder, as may be deemed advisable in order to enable HC Capital Solutions to (1) enter into and modify existing investment agreements with various investment advisory organizations (each, a “Specialist Manager”) and (2) terminate and replace Specialist Managers without shareholder approval; and be it
FURTHER RESOLVED, that the officers of the Trust be, and hereby are, authorized to prepare and filed with the U.S. Securities and Exchange Commission one or more amendments to the Trust’s registration statement that such officers may, approve as necessary or appropriate, such determination to be conclusively evidence by their execution thereof.

EXHIBIT B-1
VERIFICATION
The undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application, dated May 4, 2011, for and on behalf of Hirtle Callaghan & Co., LLC; and that he is Chief Operating Officer of Hirtle Callaghan & Co., LLC; and that all actions by beneficial owners, directors, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

Date: May 4, 2011	/s/ Robert J. Zion
	Name:	Robert J. Zion
	Title:	Chief Operating Officer

EXHIBIT B-2
VERIFICATION
The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated May 4, 2011, for and on behalf of HC Capital Trust; and that he is Vice President of HC Capital Trust; and that all actions by beneficial owners, trustees, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

Date: May 4, 2011	/s/ Robert J. Zion
	Name:	Robert J. Zion
	Title:	Vice President, HC Capital Trust

EXHIBIT C
SERIES OF THE TRUST AND SUB-ADVISER(S) TO EACH SERIES

SERIES	SUB-ADVISER
The Value Equity Portfolio	AllianceBernstein L.P.
Institutional Capital
SSgA Funds Management, Inc.

The Growth Equity Portfolio	Jennison Associates, LLC
SSgA Funds Management, Inc.
Sustainable Growth Advisors

The Small Capitalization Equity Portfolio	Frontier Capital Management Co., LLC
IronBridge Capital Management, LLC
SSgA Funds Management, Inc.
Pzena Investment Management LLC

Real Estate Portfolio	Wellington Management Company, LLP

The International Equity Portfolio	Artisan Partners Limited Partnership
Capital Guardian Trust Company
Causeway Capital Management LLC
SSgA Funds Management, Inc.

The Emerging Markets Portfolio	SSgA Funds Management, Inc. (Active Strategy)
SSgA Funds Management, Inc. (Passive Strategy)
The Boston Company Asset Management LLC

The Short-Term Municipal Bond Portfolio	Breckinridge Capital Advisers, Inc.

The Intermediate Term Municipal Bond Portfolio	Standish Mellon Asset Management Co. LLC

The Intermediate Term Municipal Bond Portfolio II	Breckinridge Capital Advisers, Inc

The Commodity Related Securities Portfolio	PIMCO
Wellington Management Company, LLP

The Institutional Value Equity Portfolio	AllianceBernstein L.P.
Institutional Capital
PIMCO
SSgA Funds Management, Inc.

The Institutional Growth Equity Portfolio	Jennison Associates, LLC
PIMCO
SSgA Funds Management, Inc
Sustainable Growth Advisors

The Institutional Small Capitalization Equity Portfolio	Frontier Capital Management Co., LLC
IronBridge Capital Management, LLC
SSgA Funds Management, Inc
Pzena Investment Management LLC

The Institutional International Equity Portfolio	Artisan Partners Limited Partnership
Capital Guardian Trust Company
Causeway Capital Management LLC
SSgA Funds Management, Inc.

The Core Fixed Income Portfolio	BlackRock Financial Management, Inc.
Mellon Capital Management
Seix Advisors

The Fixed Income Opportunity Portfolio	PIMCO
Seix Advisors

U.S. Government Fixed Income Securities Portfolio	Mellon Capital Management

U.S. Corporate Fixed Income Securities Portfolio	Seix Advisors

U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio	BlackRock Financial Management, Inc.

B-7